

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2011

<u>Via E-mail</u>
Thomas M. Lyons
Executive Vice President and Chief Financial Officer
Provident Financial Services, Inc.
239 Washington Street
Jersey City, New Jersey 07302

      Re: Provident Financial Services, Inc.
               Annual Report on Form 10-K for the fiscal year ended December 31, 2010
               Filed March 1, 2011
               File No. 001-31566

Dear Mr. Lyons:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Michael Seaman

                    Michael Seaman
                    Special Counsel

cc: Via E-mail
        John F. Kuntz
        The Provident Bank